Exhibit 99.1

Vision Marine Technologies Expansion Plans for Rental Operations into Florida

Montreal, Canada, February 16, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global technology leader in the electric transition of the recreational boating industry serving both OEMs and consumers, is pleased to announce an anticipated expansion plan of its high margin, profitable and rapidly growing electric rental boat operation into Dania Beach, Florida.

The new location will be located at the new development called Waves at Dania Beach, Florida. Vision Marine has entered into a lease agreement with the developers of Waves at Dania Beach which secured office and slip space for twenty-five electric boats. The new rental operation will be in the prime southeast coast of Florida, which highlights the largest regional boating market in the United States. The slip space will be a featured asset in a big waterfront development commissioned by the city of Dania Beach which, upon completion, will boast a scenic waterfront experience featuring upscale dining, shopping, and entertainment options. The development will be centered around Waves at Dania Beach’s two tower mixed-use project, which will feature two large fifteen story towers. The towers will offer both multifamily residential and commercial units. Each tower will feature 380 residential units, 19,700 square feet of ground floor commercial space, and two floors of parking for residents and visitors for a combined total of nearly 1,400 spots. Dania Beach is an hour away from Miami and West Palm Beach, and five miles from Fort Lauderdale.

“We are excited that development is underway and to have Vision Marine’s eco-friendly fully electric boats as our centerpiece for our new development at Waves at Dania Beach. The rental operations will create a unique opportunity for the residents and the general public,” stated Michael Lally, President at Dania Beach Marina Corp.

Vision Electric Boat Rental (“EBR”) in Lido Marina Village, Newport Beach, California, has been Vision Marine’s flagship location. Starting with a small fleet of just four boats, EBR has demonstrated rapid growth and now showcases 30 boats with five more in production, which are expected to be delivered in March 2022. During 2020, the business experienced more than 8,000 customer boat rentals. In 2021, EBR accommodated approximately 13,000 customers, with an annualized revenue of $4.33 million.

EBR offers a unique experience that allows the everyday user to cruise the water with no boating license required. Uniquely wired for slower and restricted speeds, these fully electric and environmentally friendly boats are designed and manufactured by Vision Marine to allow for a consumer of any experience to slowly and safely be at the helm of the vessel.

Vision Marine’s boats can also be found globally, branded, and ready for use at many other rental locations operated by both startups and large OEMs, for example, Freedom Boat Club, Carefree Boat Club, Aquatic on Lake Windermere, in England, Electric Boat Rentals of Bermuda, On A Boat in Melbourne, Australia, Yachtsy in Washington D.C., and Maine Electric Boats, to name just a few. Vision Marine’s boats can also be rented at prestigious hotels, such as Montage Palmetto Bluff in South Carolina, Grupo Vidanta in Mexico, and Grand Palladium Hotel in Isla Mujeres, among others. For some of these businesses, Vision Marine’s boats are the cornerstone of their respective rental operations. Further, Vision Marine is in discussions to open new locations on the east coast of Florida and in other states where new regulations only permit electric boats.

In addition, the City of Montreal struck a deal with Vision Marine in 2021. Transport Canada and Tourism Quebec announced an agreement to have up to fifteen electric boats available for rent on Route de Champlain (Rivière des Prairies and Saint-Jean-Sur-Richelieu).

"By becoming the first Supplier Member of La Route de Champlain, Vision Marine Technologies once again proves its major support for our project. Already a long-standing partner, the great expertise of their team and their wise advice have allowed us to grow our NPO. It is thanks to them that this summer, we will have the largest fleet of electric boats in Canada, operated by a community organization," Yan Rousselle, Director of Operations at La Route de Champlain.

"By creating an NPO focused on ecotourism, it was essential for us to find a partner with the same values as us. From the very first days, Vision Marine Technologies has been this partner. I can say quite frankly that their support has been essential in laying a solid foundation. We are proud and fortunate to have them at our side in the deployment of a navigation project without essence, "Christian Desautels, Chairman of the Board of Directors of La Route de Champlain.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of recent partnerships, the scaling of production and expectations for the boating market, expansion plans for boat rentals, and expectations about the boat rental market it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com